Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 6, 2013

Relating to Preliminary Prospectus dated January 28, 2013

File No. 333-185933

The ExOne Company

Common Stock

This free writing prospectus relates only to the initial public offering of the common stock of The ExOne Company and should be read together with the preliminary prospectus dated January  28, 2013 related to this offering (the “Preliminary Prospectus”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1561627/000119312513026511/0001193125-13-026511-index.htm

The following information is intended to update and supplement the information contained in the Preliminary Prospectus.

Common Stock Offered in Primary Offering	We are offering 5,000,000 shares of our Common Stock and the selling stockholder, Rockwell Holdings, Inc. (“RHI”), is offering 300,000 shares of Common Stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Anticipated Offering Price	We anticipate that the initial public offering price of our Common Stock will be between $16.00 and $18.00 per share. All information in this free writing prospectus assumes a public offering price of $17.00 per share, the midpoint of the estimated initial public offering price range.

Overallotment Option	We have granted the Underwriters a 30-day option to purchase a maximum of 483,333 additional shares of common stock from us and 311,667 shares of common stock from the selling stockholder at the initial offering price to cover over-allotments.

Common Stock Offered by Us	5,000,000 shares (5,483,333 if the underwriters exercise their over-allotment option in full).

Common Stock Offered by Selling Stockholder	300,000 shares (611,667 if the underwriters exercise their over-allotment option in full).

Common Stock Outstanding after the Offering	12,798,272 shares (13,281,605 shares if the underwriters exercise their over-allotment option in full).

Common Stock Beneficially Owned by the Selling Stockholder after the Offering

1,066,694 shares by the selling stockholder (755,027 shares if the underwriters exercise their over-allotment option in full). S. Kent Rockwell is deemed to have beneficial ownership of the these shares as the beneficiary of the

S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RHI, the beneficial owner of 12,983,602 shares of Class A preferred stock. Immediately prior to the consummation of this offering, the shares of preferred stock will convert into 1,366,694 shares of our common stock. S. Kent Rockwell has beneficial ownership of 5,542,694 common shares, including shares held by RHI, or 71.1% before the offering, 5,242,694 common shares, or 41.0%, after the offering without the over-allotment and 4,931,027 shares, or 37.1%, after the offering if the underwriters exercise their over-allotment option in full.

Use of Proceeds	We estimate that the net use of proceeds to us from this offering, after deducting underwriters’ discounts and commissions and our estimated offering expenses, will be approximately $77.6 million. We intend to utilize the net proceeds from this offering in accordance with our previous disclosure and the excess net proceeds received by us due to an increase in our anticipated price range shall be used for working capital and other general corporate purposes. We will receive no proceeds from the sale of stock by the selling stockholder.

The issuer has filed a registration statement (including prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.secgov. Alternatively, a copy of the prospectus can be obtained by contacting via email FBR Capital Markets & Co. at prospectuses@fbr.com, BB&T Capital Markets at prospectusrequests@bbandtcm.com or Stephens Inc. at prospectus@stephens.com.